Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-211718

The Toronto-Dominion Bank $12,565,000 Buffered Digital S&P Banks Select Industry Index-Linked Notes due February 11, 2020

The notes do not bear interest. The amount that you will be paid on your notes on the maturity date (February 11, 2020) is based on the performance of the S&P Banks Select Industry Index as measured from the pricing date (November 7, 2018) to and including the valuation date (February 7, 2020).

If the final level on the valuation date is greater than or equal to the initial level of 969.69, you will receive the threshold settlement amount of $1,123.50 for each $1,000 principal amount of your notes. If the final level declines by up to 15.00% from the initial level, you will receive the principal amount of your notes. If the final level on the valuation date is less than the buffer level of 85.00% of the initial level, your payment will be less than the principal amount and you will have a loss equal to the percentage decrease below the buffer level times the downside multiplier of approximately 1.1765. Specifically, if the final level declines by more than 15.00% from the initial level, the return on your notes will be negative and you will lose approximately 1.1765% of the principal amount of your notes for every 1% that the final level has declined below the buffer level of 85.00% of the initial level. Despite the inclusion of the buffer level, due to the downside multiplier you may lose your entire principal amount.

To determine your payment at maturity, we will calculate the percentage change of the S&P Banks Select Industry Index, which is the percentage increase or decrease in the final level from the initial level. On the maturity date, for each $1,000 principal amount of your notes, you will receive an amount in cash equal to:

●	if the percentage change is greater than or equal to 0.00% (the final level is greater than or equal to the initial level), the threshold settlement amount;
●	if the percentage change is less than 0.00% but greater than or equal to -15.00%, $1,000; or
●	if the percentage change is negative and is below -15.00% (the final level is less than the initial level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) approximately 1.1765 times (c) the sum of the percentage change plus 15.00%.

The notes do not guarantee the return of principal at maturity.

The notes are unsecured and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality. Any payments on the notes are subject to our credit risk. The notes will not be listed or displayed on any securities exchange or electronic communications network.

You should read the disclosure herein to better understand the terms and risks of your investment. See “Additional Risk Factors” beginning on page P-7 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The initial estimated value of the notes at the time the terms of your notes were set on the pricing date was $978.30 per $1,000 principal amount, which is less than the public offering price listed below. See “Additional Information Regarding the Estimated Value of the Notes” on the following page and “Additional Risk Factors” beginning on page P-7 of this document for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

	Public Offering Price[1]	Underwriting Discount	Proceeds to TD
Per Note	$1,000.00	$10.90	$989.10
Total	$12,565,000.00	$136,958.50	$12,428,041.50

TD Securities (USA) LLC

Pricing Supplement dated November 7, 2018

1 The public offering price for certain investors is 98.91% of the principal amount, reflecting a foregone underwriting discount with respect to such notes; see “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-25 herein.

The public offering price, underwriting discount and proceeds to TD listed above relate to the notes we issue initially. We may decide to sell additional notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the public offering price you pay for such notes.

We, TD Securities (USA) LLC (“TDS”), or any of our affiliates, may use this pricing supplement in the initial sale of the notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a note after its initial sale. Unless we, TDS or any of our affiliates informs the purchaser otherwise in the confirmation of sale, this pricing supplement will be used in a market-making transaction.

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes were determined on the Pricing Date, based on prevailing market conditions and are set forth in this pricing supplement. The economic terms of the Notes are based on TD’s internal funding rate (which is TD’s internal borrowing rate based on variables such as market benchmarks and TD’s appetite for borrowing), and several factors, including any sales commissions expected to be paid to TDS, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that TD or any of TD’s affiliates expect to earn in connection with structuring the Notes, the estimated cost TD may incur in hedging its obligations under the Notes and the estimated development and other costs which TD may incur in connection with the Notes. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected to have had an adverse effect on the economic terms of the Notes. On the cover page of this pricing supplement, TD has provided the initial estimated value for the Notes. This initial estimated value was determined by reference to TD’s internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and TD’s internal funding rate. For more information about the initial estimated value, see “Additional Risk Factors” beginning on page P-7. Because TD’s internal funding rate generally represents a discount from the levels at which TD’s benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which TD’s benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under “Additional Risk Factors — TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities”.

TD’s estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which TDS may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, TDS or another affiliate of TD’s intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market, if any, may exceed TD’s estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Pricing Date because, in its discretion, TD may elect to effectively reimburse to investors a portion of the estimated cost of hedging its obligations under the Notes and other costs in connection with the Notes which TD will no longer expect to incur over the term of the Notes. TD made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement TD may have with the distributors of the Notes. The amount of TD’s estimated costs which is effectively reimbursed to investors in this way may not be allocated ratably throughout the reimbursement period, and TD may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Pricing Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

If a party other than TDS or its affiliates is buying or selling your Notes in the secondary market based on its own estimated value of your Notes which was calculated by reference to TD’s credit spreads or the borrowing rate TD would pay for its conventional fixed-rate debt securities (as opposed to TD’s internal funding rate), the price at which such party would buy or sell your Notes could be significantly lower.

We urge you to read the “Additional Risk Factors” beginning on page P-7 of this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	The Toronto-Dominion Bank (“TD”)
Issue:	Senior Debt Securities, Series E
Type of Note:	Buffered Digital Notes (the “Notes”)
Term:	Approximately 15 months
Reference Asset:	The S&P Banks Select Industry Index (Bloomberg Ticker: SPSIBK)
CUSIP / ISIN:	89114QEL8 / US89114QEL86
Agent:	TD Securities (USA) LLC (“TDS”)
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note; $12,565,000 in the aggregate for all the offered Notes; the aggregate principal amount of the offered Notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered Notes on a date subsequent to the date of this pricing supplement.
Pricing Date:	November 7, 2018
Issue Date:	November 15, 2018
Valuation Date:	February 7, 2020, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Valuation Date” on page PS-18 in the product prospectus supplement.
Maturity Date:	February 11, 2020, subject to postponement for market disruption events and other disruptions, as described under “General Terms of the Notes — Maturity Date” on page PS-18 in the product prospectus supplement. Notwithstanding anything to the contrary in the accompanying Product Supplement, if the Valuation Date is postponed due to a market disruption event as set forth in the accompanying Product Supplement, the Maturity Date will be postponed to the second Business Day after the postponed Valuation Date.

Payment at Maturity:

For each $1,000 Principal Amount of the Notes, we will pay you on the Maturity Date an amount in cash equal to:

●      if the Final Level is greater than or equal to the Initial Level, the Threshold Settlement Amount;

●      if the Final Level is less than the Initial Level and greater than or equal to the Buffer Level, $1,000; or

●      if the Final Level is less than the Buffer Level, the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) the Downside Multiplier times (c) the sum of the Percentage Change plus the Buffer Percentage.

If the Final Level is less than the Buffer Level, investors will receive less than the Principal Amount of the Notes at maturity and may lose their entire Principal Amount.

All amounts used in or resulting from any calculation relating to the Notes, including the Payment at Maturity, will be rounded upward or downward as appropriate, to the nearest cent.

Threshold Settlement Amount:	$1,123.50
Buffer Percentage:	15.00%
Buffer Level:	824.2365, which is 85.00% of the Initial Level
Downside Multiplier:	The quotient of the Initial Level divided by the Buffer Level, which equals approximately 1.1765.
Percentage Change:	The quotient of (1) the Final Level minus the Initial Level divided by (2) the Initial Level, expressed as a percentage.
Initial Level:	969.69
Final Level:	The Closing Level of the Reference Asset on the Valuation Date, except in the limited circumstances described under “General Terms of the Notes — Market Disruption Events” beginning on page PS-19 of the product prospectus supplement and subject to adjustment as provided under “General Terms of the Notes — Unavailability of the Level of the Reference Asset” beginning on page PS-18 of the product prospectus supplement.
Closing Level:	The Closing Level of the Reference Asset will be the closing level of the Reference Asset or any successor index (as defined in the product prospectus supplement) on any Trading Day for the Reference Asset, as displayed on Bloomberg Professional® service (“Bloomberg”) page “SPSIBK <INDEX>” or any successor page on Bloomberg or any successor service, as applicable.
Limited events of default:	Notwithstanding anything to the contrary set forth in the prospectus, the only events of default for the notes are expected to be (i) principal payment defaults that continue for 30 business days and (ii) certain bankruptcy, insolvency or reorganization events. No other breach or default under our indenture or the notes will result in an event of default for the notes or permit the trustee or holders to accelerate the maturity of any debt securities – that is, they will not be entitled to declare the principal amount of any notes to be immediately due and payable. See “Additional Risk Factors— Notwithstanding Anything to the Contrary Set Forth in the Prospectus, the Indenture Will Provide Only Limited Acceleration and Enforcement Rights for the Notes”.

Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing a Note, each holder agrees, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Asset. Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above. Please see the discussion below under “Supplemental Discussion of U.S. Federal Income Tax Consequences”.
Canadian Tax Treatment:	Please see the discussion below under “Supplemental Discussion of Canadian Tax Consequences” for information concerning the Canadian tax implications of an investment in the Notes.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.
Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg) as described under “Forms of the Debt Securities” and “Book-Entry Procedures and Settlement” in the prospectus.
Canadian Bail-in:	The Notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement, relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors” beginning on page P-7 of this pricing supplement, “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the product prospectus supplement and “Risk Factors” on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

▪	Prospectus dated June 30, 2016:
https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm
▪	Product Prospectus Supplement MLN-EI-1 dated June 30, 2016:

https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. As used in this pricing supplement, the “Bank,” “we,” “us,” or “our” refers to The Toronto-Dominion Bank and its subsidiaries. Alternatively, The Toronto-Dominion Bank, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these risks, please see “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Principal at Risk.

Investors in the Notes could lose their entire Principal Amount if there is a decline in the level of the Reference Asset by more than the Buffer Percentage. If the Final Level is less than the Initial Level by more than 15.00%, you will lose a portion of each $1,000 Principal Amount in an amount equal to the product of (i) the Principal Amount times (ii) the Downside Multiplier times (iii) the sum of the negative Percentage Change plus the Buffer Percentage. Specifically, you will lose approximately 1.1765% of the Principal Amount of each of your Notes for every 1% that the Final Level is less than the Initial Level in excess of the Buffer Percentage and you may lose your entire Principal Amount.

The Notes Do Not Pay Interest and Your Return on the Notes May Be Less Than the Return on Conventional Debt Securities of Comparable Maturity.

There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same term. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of TD.

Your Potential Payment at Maturity on the Notes Is Fixed and Limited to the Threshold Settlement Amount and You Will Not Participate in Any Appreciation in the Level of the Reference Asset.

Your potential Payment at Maturity on the Notes is fixed as of the Pricing Date and is limited to the Threshold Settlement Amount, which you will receive only if the Final Level is equal to or greater than the Initial Level. The Notes do not provide for any participation in the positive performance of the Reference Asset no matter how much the level of the Reference Asset may rise above the Initial Level over the life of your Notes. Therefore, an investment in the Notes could result in a return, if any, that will be significantly less than that of a hypothetical direct investment in the Reference Asset.

Notwithstanding Anything to the Contrary Set Forth in the Prospectus, the Indenture Will Provide Only Limited Acceleration and Enforcement Rights for the Notes

In connection with the implementation of certain Canadian federal statutes, and notwithstanding anything to the contrary set forth in the prospectus, the indenture under which the Notes are issued has been supplemented to provide that, for any Notes of a series issued on or after September 23, 2018, including the Notes offered by this pricing supplement, acceleration will only be permitted if (i) we default in the payment of the principal of, or interest on, any note of that series and, in each case, the default continues for a period of 30 business days, or (ii) certain bankruptcy, insolvency or reorganization events occur. As a result, before you invest in the Notes, you should consider the risk that your safeguards and your ability to effect remedies under the indenture will be limited. See “Events of Default” herein for additional information.

Investors Are Subject to TD’s Credit Risk, and TD’s Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will depend on the Final Level of the Reference Asset, the payment of any amount due on the Notes is subject to TD’s credit risk. The Notes are TD’s unsecured debt obligations. Investors are dependent on TD’s ability to pay all amounts due on the Notes on the Maturity Date and, therefore, investors are subject to the credit risk of TD and to changes in the market’s view of TD’s creditworthiness. Any decrease in TD’s credit ratings or increase in the credit spreads charged by the market for taking TD’s credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

The Agent Discount, if any, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect any dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction. In addition, if the dealer from which you purchase Notes, or one of its affiliates, is to conduct hedging activities for us in connection with the Notes, that dealer, or one of its affiliates, may profit in connection with such hedging activities and such profit, if any, will be in addition to any compensation that the dealer receives for the sale of the Notes to you. You should be aware that the potential for that dealer or one of its affiliates to earn fees in connection with hedging activities may create a further incentive for that dealer to sell the Notes to you in addition to any compensation they would receive for the sale of the Notes.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. TDS and our affiliates may make a market for the Notes; however, they are not required to do so. TDS and our affiliates may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the level of the Reference Asset and, as a result, you may suffer substantial losses.

If the Level of the Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of the Reference Asset. Changes in the level of the Reference Asset may not result in a comparable change in the market value of your Notes. Even if the level of the Reference Asset increases above the Initial Level during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

The Payment at Maturity Is Not Linked to the Level of the Reference Asset at Any Time Other than the Valuation Date.

The Final Level will be the Closing Level of the Reference Asset on the Valuation Date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the Closing Level of the Reference Asset dropped to a level that is less than the Initial Level on the Valuation Date, you would not receive the Threshold Settlement Amount and, if the Final Level dropped below the Buffer Level, you would not receive your full Principal Amount, even though you would have had the Payment at Maturity been linked to the Closing Level of the Reference Asset prior to such drop in the level of the Reference Asset. Although the actual level of the Reference Asset on the Maturity Date or at other times during the life of your Notes may be higher than the Final Level, you will benefit from the Closing Level of the Reference Asset only on the Valuation Date.

We May Sell an Additional Aggregate Principal Amount of the Notes at a Different Public Offering Price.

At our sole option, we may decide to sell an additional aggregate Principal Amount of the Notes subsequent to the date of this pricing supplement. The public offering price of the Notes in the subsequent sale may differ substantially (higher or lower) from the original public offering price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Principal Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Principal Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected.

The Payment at Maturity will not be adjusted based on the public offering price you pay for the Notes. If you purchase Notes at a price that differs from the Principal Amount of the Notes, then the return on your investment in such Notes held to the Maturity Date will differ from, and may be substantially less than, the return on Notes purchased at Principal Amount. If you purchase your Notes at a premium to Principal Amount and hold them to the Maturity Date, the return on your investment in the Notes will be lower than it would have been had you purchased the Notes at Principal Amount or a discount to Principal Amount. In addition, the impact of the Buffer Level and the Threshold Settlement Amount on the return on your investment will depend upon the price you pay for your Notes relative to Principal Amount. For example, if you purchase your Notes at a premium to Principal Amount, the Threshold Settlement Amount will only permit a lower positive return on your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount. Similarly, the Buffer Level, while still providing some protection for the return on the Notes, will allow a greater percentage decrease in your investment in the Notes than would have been the case for Notes purchased at Principal Amount or a discount to Principal Amount.

You Will Not Have Any Rights to the Reference Asset Constituents.

As a holder of the Notes, your potential Payment at Maturity is limited to the Threshold Settlement Amount and you will not participate in any appreciation of the Reference Asset or the securities included in the Reference Asset (the “Reference Asset Constituents”). Additionally, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Reference Asset Constituents would have. The Final Level will not reflect any dividends paid on any Reference Asset Constituents.

We Have No Affiliation with the Index Sponsor and Will Not Be Responsible for Any Actions Taken by the Index Sponsor.

S&P Dow Jones Indices LLC (the “Index Sponsor”) is not an affiliate of ours and will not be involved in any offerings of the Notes in any way. Consequently, we have no control of any actions of the Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust the Payment at Maturity. The Index Sponsor does not have any obligation of any sort with respect to the Notes. Thus, the Index Sponsor has no obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the Notes. None of our proceeds from any issuance of the Notes will be delivered to the Index Sponsor, except to the extent that we are required to pay the Index Sponsor licensing fees with respect to the Reference Asset.

The Reference Asset reflects price return, not total return.

The return on your Notes is based on the performance of the Reference Asset, which reflects changes in the market prices of the Reference Asset Constituents. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.

The Performance of the S&P Banks Select Industry Index Is Likely To Differ from the Performance of the S&P Total Market Index.

Although the S&P Banks Select Industry Index consists of companies drawn from the universe of companies included in the S&P Total Market Index, the companies comprising the S&P Banks Select Industry Index represent only certain sub-industries as further described below. As a result, the performance of the S&P Banks Select Industry Index is likely to differ from the performance of the S&P Total Market Index because the composition and weighting of the S&P Banks Select Industry Index differs markedly from the composition and weighting of the S&P Total Market Index. As a result, the return on the Notes will not be the same as a debt security with a payment at maturity based on the performance of the S&P Total Market Index.

The S&P Banks Select Industry Index Is Concentrated in the Banking Sector and Related Sub-Industries.

All or substantially all of the stocks that are included in the S&P Banks Select Industry Index are issued by companies that are classified in the GICS asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries. Because the value of the Notes is based on the performance of the S&P Banks Select Industry Index, an investment in these Notes will be concentrated in the banking sector and the related sub-industries. As a result, the value of the Notes may be subject to greater volatility and may be more adversely affected by a single economic, political or regulatory occurrence affecting the banking industry or one of the related sub-industries included in the S&P Banks Select Industry Index than a different investment linked to securities of a more broadly diversified group of companies.

Trading and Business Activities by TD and Our Affiliates May Adversely Affect the Market Value of the Notes.

TD and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the level of the Reference Asset or prices of one or more Reference Asset Constituents, and we or they may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the performance of the Reference Asset or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders’ interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers’ accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We and our affiliates may, at present or in the future, engage in business with one or more issuers of the Reference Asset Constituents (the “Reference Asset Constituent Issuers”), including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between us and our affiliates obligations, and your interests as a holder of the Notes. Moreover, we, and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these business activities by us or one or more of our affiliates may affect the level of the Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Notes.

TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes.

TD’s initial estimated value of the Notes is only an estimate. TD’s initial estimated value of the Notes is less than the public offering price of the Notes. The difference between the public offering price of the Notes and TD’s initial estimated value reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging its obligations under the Notes with a third party. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

TD’s and TDS’s Estimated Value of the Notes are Determined By Reference to TD’s Internal Funding Rates and are Not Determined By Reference to Credit Spreads or the Borrowing Rate TD Would Pay for its Conventional Fixed-Rate Debt Securities.

TD’s initial estimated value of the Notes and TDS’s estimated value of the Notes at any time are determined by reference to TD’s internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for TD’s conventional fixed-rate debt securities and the borrowing rate TD would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, TD’s view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for TD’s conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for TD’s conventional fixed-rate debt securities, or the borrowing rate TD would pay for its conventional fixed-rate debt securities were to be used, TD would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

TD’s Initial Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ From Others’ (Including TDS’s) Estimates.

TD’s initial estimated value of the Notes was determined by reference to its internal pricing models when the terms of the Notes were set. These pricing models take into account a number of variables, such as TD’s internal funding rate on the Pricing Date, and are based on a number of assumptions as discussed further under “Additional Information Regarding the Estimated Value of the Notes” on page P-2. Different pricing models and assumptions (including the pricing models and assumptions used by TDS) could provide valuations for the Notes that are different, and perhaps materially lower, from TD’s initial estimated value. Therefore, the price at which TDS would buy or sell your Notes (if TDS makes a market, which it is not obligated to do) may be materially lower than TD’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of the Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes will not be a prediction of the prices at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which TDS, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which TDS May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which TDS may initially buy or sell the Notes in the secondary market (if TDS makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Pricing Date of the Notes, as discussed further under “Additional Information Regarding the Estimated Value of the Notes.” The price at which TDS may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors.

When we refer to the market value of your Notes, we mean the value that you could receive for your Notes if you chose to sell them in the open market before the Maturity Date. A number of factors, many of which are beyond our control, will influence the market value of your Notes, including:

•	the level of the Reference Asset;
•	the volatility – i.e., the frequency and magnitude of changes – in the level of the Reference Asset;
•	the dividend rates, if applicable, of the Reference Asset Constituents;
•	economic, financial, regulatory and political, military or other events that may affect the prices of any of the Reference Asset Constituents and thus the level of the Reference Asset;
•	interest rate and yield rates in the market;
•	the time remaining until your Notes mature;
•	any fluctuations in the exchange rate between currencies in which the Reference Asset Constituents are quoted and traded and the U.S. dollar, as applicable; and
•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors will influence the price you will receive if you sell your Notes before maturity, including the price you may receive for your Notes in any market-making transaction. If you sell your Notes prior to maturity, you may receive less than the Principal Amount of your Notes.

The future levels of the Reference Asset cannot be predicted. The actual change in the level of the Reference Asset over the life of the Notes, as well as the Payment at Maturity, may bear little or no relation to the hypothetical historical closing levels of the Reference Asset or to the hypothetical examples shown elsewhere in this pricing supplement.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine the amount of your payment on the Notes. We will serve as the Calculation Agent and may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a market disruption event affecting the Reference Asset has occurred. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” in the product prospectus supplement.

Market Disruption Events and Adjustments.

The Valuation Date, and therefore the Maturity Date, are subject to postponement as described in the product prospectus supplement due to the occurrence of one or more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

Significant aspects of the U.S. tax treatment of the Notes are uncertain. You should consult your tax advisor about your tax situation and should read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” below.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement and below under “Supplemental Discussion of Canadian Tax Consequences.” If you are not a Non-resident Holder (as that term is defined in herein) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples and graph set out below are included for illustration purposes only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical levels of the Reference Asset on the Valuation Date could have on the Payment at Maturity assuming all other variables remain constant.

The examples below are based on a range of Final Levels that are entirely hypothetical; the levels of the Reference Asset on any day throughout the life of the Notes, including the Final Level on the Valuation Date, cannot be predicted. The Reference Asset has been highly volatile in the past — meaning that the level of the Reference Asset has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered Notes assuming that they are purchased on the Issue Date at the Principal Amount and held to the Maturity Date. If you sell your Notes in a secondary market prior to the Maturity Date, your return will depend upon the market value of your Notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples below, such as interest rates, the volatility of the Reference Asset and our creditworthiness. In addition, the estimated value of your Notes at the time the terms of your Notes are set on the Pricing Date is less than the original public offering price of your Notes. For more information on the estimated value of your Notes, see “Additional Risk Factors — TD’s Initial Estimated Value of the Notes at the Time of Pricing (When the Terms of Your Notes Were Set on the Pricing Date) is Less Than the Public Offering Price of the Notes” on page P-10 of this pricing supplement. The information in the examples also reflect the key terms and assumptions in the box below.

Key Terms and Assumptions
Principal Amount	$1,000
Threshold Settlement Amount	$1,123.50
Buffer Level	85.00% of the Initial Level
Downside Multiplier	Approximately 1.1765
Buffer Percentage	15.00%
Neither a market disruption event nor a non-Trading Day occurs on the originally scheduled Valuation Date
No change in or affecting any of the Reference Asset Constituents or the method by which the Index Sponsor calculates the Reference Asset
Notes purchased on the Issue Date at the Principal Amount and held to the Maturity Date

The actual performance of the Reference Asset over the life of your Notes, as well as the Payment at Maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Reference Asset shown elsewhere in this pricing supplement. For information about the historical levels of the Reference Asset during recent periods, see “Information Regarding the Reference Asset — Historical Information” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your Notes, tax liabilities could affect the after-tax rate of return on your Notes to a comparatively greater extent than the after-tax return on the Reference Asset Constituents.

The levels in the left column of the table below represent hypothetical Final Levels and are expressed as percentages of the Initial Level. The amounts in the right column represent the hypothetical Payment at Maturity, based on the corresponding hypothetical Final Level, and are expressed as percentages of the Principal Amount of a Note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Payment at Maturity of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding Principal Amount of the offered Notes on the Maturity Date would equal 100.000% of the Principal Amount of a Note, based on the corresponding hypothetical Final Level and the assumptions noted above.

Hypothetical Final Level (as Percentage of Initial Level)	Hypothetical Payment at Maturity (as Percentage of Principal Amount)
150.000%	112.350%
140.000%	112.350%
130.000%	112.350%
120.000%	112.350%
112.000%	112.350%
108.000%	112.350%
105.000%	112.350%
102.000%	112.350%
100.000%	112.350%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
84.999%	99.999%
80.000%	94.118%
75.000%	88.235%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the Final Level were determined to be 25.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be approximately 29.412% of the Principal Amount of your Notes, as shown in the table above. As a result, if you purchased your Notes on the Issue Date at the Principal Amount and held them to the Maturity Date, you would lose approximately 70.588% of your investment (if you purchased your Notes at a premium to Principal Amount you would lose a correspondingly higher percentage of your investment). If the Final Level were determined to be 0.000% of the Initial Level, you would lose 100.000% of your investment in the Notes. In addition, if the Final Level were determined to be 150.000% of the Initial Level, the Payment at Maturity that we would deliver on your Notes at maturity would be equal to 112.350% of each $1,000 Principal Amount of your Notes, as shown in the table above. As a result, if you held your Notes to the Maturity Date, your potential Payment at Maturity is limited to the Threshold Settlement Amount regardless of the appreciation of the Reference Asset.

The following examples illustrate the hypothetical Payment at Maturity for each Note based on hypothetical Final Levels of the Reference Asset, calculated based on the key terms and assumptions above. The values below have been rounded for ease of analysis.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	5.00%
	Payment at Maturity:	$1,123.50
	On a $1,000 investment, a 5.00% Percentage Change results in a Final Level that is greater than the Initial Level; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,123.50, a 12.350% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive.
	Percentage Change:	50.00%
	Payment at Maturity:	$1,123.50

On a $1,000 investment, a 50.00% Percentage Change results in a Final Level that is greater than the Initial Level; therefore, a holder of the Notes will receive the Threshold Settlement Amount, for a Payment at Maturity of $1,123.50, a 12.350% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is negative (but the Final Level is greater than or equal to the Buffer Level).
	Percentage Change:	-8.00%
	Payment at Maturity:	$1,000
	On a $1,000 investment, a -8.00% Percentage Change results in a Final Level that is less than the Initial Level but greater than the Buffer Level; therefore, a holder of the Notes will receive the Principal Amount, for a Payment at Maturity of $1,000.00, a 0.000% return on the Notes.
Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (and the Final Level is less than the Buffer Level).
	Percentage Change:	-35.00%
	Payment at Maturity:	$1,000 + [$1,000 x 1.1765 x (-35.00% + 15.00%)] = $1,000 - $235.29= $764.71
	On a $1,000 investment, a -35.00% Percentage Change results in a Final Level that is less than the Buffer Level; therefore, a holder of the Notes will receive a Payment at Maturity of $764.71, a -23.529% return on the Notes.

The following chart shows a graphical illustration of the hypothetical Payment at Maturity that we would pay on your Notes on the Maturity Date, if the Final Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Payments at Maturity in the chart are expressed as percentages of the Principal Amount of your Notes and the hypothetical Final Levels are expressed as percentages of the Initial Level. The chart shows that any hypothetical Final Level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical Payment at Maturity of less than 100.000% of the Principal Amount of your Notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the Notes. The chart also shows that any hypothetical Final Level of greater than or equal to 100.000% (the section right of the 100.000% marker on the horizontal axis) would result in a fixed return on your investment.

The Payments at Maturity shown above are entirely hypothetical; they are based on levels of the Reference Asset that may not be achieved on the Valuation Date and on assumptions that may prove to be erroneous. The actual market value of your Notes on the Maturity Date or at any other time, including any time you may wish to sell your Notes, may bear little relation to the hypothetical Payment at Maturity shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered Notes. The hypothetical Payment at Maturity on the Notes in the examples above assume you purchased your Notes at their Principal Amount and have not been adjusted to reflect the actual public offering price you pay for your Notes. The return on your investment (whether positive or negative) in your Notes will be affected by the amount you pay for your Notes. If you purchase your Notes for a price other than the Principal Amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” beginning on page PS-6 of the product prospectus supplement.

Payments on the Notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the Notes are economically equivalent to a combination of a non-interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the Notes or the U.S. federal income tax treatment of the Notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Level or what the market value of your Notes will be on any particular Trading Day, nor can we predict the relationship between the level of the Reference Asset and the market value of your Notes at any time prior to the Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered Notes will depend on the actual Final Level, which will be determined by the Calculation Agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your Notes, if any, on the Maturity Date may be very different from the information reflected in the examples above.

Information Regarding the Reference Asset

The S&P Banks Select Industry Index

The S&P Banks Select Industry Index (the “SPSIBK” or the “Index”) (Bloomberg symbol, “SPSIBK Index”) is managed by S&P Dow Jones Indices LLC (“S&P” or the “Index Sponsor”) and is a modified equal-weighted index that is designed to measure the performance of stocks in the S&P Total Market Index that both (i) are classified under the Global Industry Classification Standard (“GICS”) in the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries and (ii) satisfy certain liquidity and market capitalization requirements. The S&P Total Market Index tracks all eligible U.S. common stocks listed on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX and IEX. The SPSIBK is one of the 21 sub-industry sector indices S&P maintains that are derived from a portion of the stocks comprising the S&P Total Market Index. An equal-weighted index is one where every stock has the same weight in the index. The index is a modified equal-weighted index, with adjustments to individual constituent weights to ensure concentration and liquidity requirements. As such, the SPSIBK must be rebalanced from time to time to re-establish the proper weighting.

Eligibility for Inclusion in the SPSIBK

Selection for the SPSIBK is based on a company’s GICS classification, as well as liquidity and market capitalization requirements. In addition, only U.S. companies are eligible for inclusion in the SPSIBK. GICS classifications are determined by S&P using criteria it has selected or developed. SPSIBK and classification system sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed only in one sector. As a result, sector comparisons between indices with different sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

To qualify for membership in the SPSIBK, at each quarterly rebalancing a stock must satisfy the following criteria: (i) be a member of the S&P Total Market Index; (ii) be assigned to the asset management & custody banks, diversified banks, regional banks, other diversified financial services and thrifts & mortgage finance sub-industries; and (iii) meet one of the following float-adjusted market capitalization (FAMC) and float-adjusted liquidity ratio (FALR) requirements: (a) be a current constituent of the SPSIBK and have a FAMC greater than or equal to $1 billion and have a FALR greater than or equal to 50%; or (b) have an FAMC greater than or equal to US $2 billion and a FALR greater than or equal to 100%. The FALR is defined as the dollar value traded over the previous 12 months divided by the FAMC as of the SPSIBK’s rebalancing reference date.

All stocks in the related GICS sub-industries satisfying the above requirements are included in the SPSIBK and the total number of stocks in the SPSIBK should be at least 35. If there are fewer than 35 stocks in the SPSIBK, the market capitalization requirements may be relaxed to reach at least 22 stocks.

With respect to liquidity, the length of time to evaluate liquidity is reduced to the available trading period for companies that recently became public or companies that were spun-off from other companies, the stocks of which therefore do not have 12 months of trading history.

Current Composition of the SPSIBK

As of October 31, 2018, the SPSIBK was comprised of the stocks of 85 companies.

As of October 31, 2018, the top ten constituents of the SPSIBK were as follows: BB&T Corporation, Wells Fargo & Company, M&T Bank Corporation, U.S. Bancorp, JPMorgan Chase & Co., MGIC Investment Corporation, Citizens Financial Group, Inc., Fifth Third Bancorp, Citigroup Inc. and MB Financial, Inc.

Calculation of the SPSIBK

The SPSIBK is calculated as the SPSIBK market value divided by the divisor. Given the SPSIBK is a modified equal-weighted index, the market capitalization of each stock used in the calculation of the SPSIBK market value is redefined so that each stock has an equal weight in the SPSIBK on each rebalancing date, subject to adjustment. The adjusted market capitalization for each stock in the SPSIBK is calculated as the product of the stock price, the number of shares outstanding, the stock’s float factor and the adjustment factor.

A stock’s float factor refers to the number of shares outstanding that are available to investors. S&P indices exclude shares closely held by control groups from the SPSIBK calculation because such shares are not available to investors. For each stock, S&P calculates an Investable Weight Factor (IWF) which is the percentage of total shares outstanding that are included in the SPSIBK calculation.

The adjustment factor for each stock is assigned at each rebalancing date and is calculated by dividing a specific constant set for the purpose of deriving the adjustment factor (often referred to as modified SPSIBK shares) by the number of stocks in the SPSIBK multiplied by the float adjusted market value of such stock on such rebalancing date.

Adjustments are also made to ensure that no stock in the SPSIBK will have a weight that exceeds the value that can be traded in a single day for a theoretical portfolio of $2 billion. Theoretical portfolio values are reviewed annually and any updates are made at the discretion of the index committee, as defined below.

The maximum basket liquidity weight for each stock in the SPSIBK will be calculated using the ratio of its three-month median daily value traded to the theoretical portfolio value of $2 billion. Each stock’s weight in the SPSIBK is then compared to its maximum basket liquidity weight and is set to the lesser of (1) its maximum basket liquidity weight or (2) its initial equal weight. All excess weight is redistributed across the SPSIBK to the uncapped stocks. If necessary, a final adjustment is made to ensure that no stock in the SPSIBK has a weight greater than 4.5%. No further adjustments are made if the latter step would force the weight of those stocks limited to their maximum basket liquidity weight to exceed that weight. If the SPSIBK contains exactly 22 stocks as of the rebalancing effective date, the SPSIBK will be equally weighted without basket liquidity constraints.

If a company has more than one share class line in the S&P Total Market Index, such company will be represented once by the designated listing (generally the share class with both (i) the highest one-year trading liquidity as defined by median daily value traded and (ii) the largest FAMC). S&P reviews designated listings on an annual basis and any changes are implemented after the close of the third Friday in September. The last trading day in July is used as the reference date for the liquidity and market capitalization data in such determination. Once a listed share class line is added to the SPSIBK, it may be retained in the SPSIBK even though it may appear to violate certain constituent addition criteria. For companies that issue a second publicly traded share class to index share class holders, the newly issued share class line will be considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

The SPSIBK is calculated by using the divisor methodology used in all S&P equity indices. The initial divisor was set to have a base value of 1,000 on June 20, 2003. The SPSIBK level is the index market value divided by the index divisor. In order to maintain index series continuity, it is also necessary to adjust the divisor at each rebalancing. Therefore, the divisor (after rebalancing) equals the index market value (after rebalancing) divided by the index value before rebalancing. The divisor keeps the SPSIBK comparable over time and is one manipulation point for adjustments to the SPSIBK, which we refer to as maintenance of the SPSIBK.

Maintenance of the Index

The composition of the index is reviewed quarterly. Rebalancing occurs after the closing of the relevant U.S. trading markets on the third Friday of the month ending that quarter. The reference date for additions and deletions is after the closing of the last trading day of the previous month. Closing prices as of the second Friday of the last month of the quarter are used for setting index weights. Existing stocks in the index are removed at the quarterly rebalancing if either their FAMC falls below $1 billion or their FALR falls below 50%. A stock will also be deleted from the index if the S&P Total Market Index deletes that stock. Stocks are added between rebalancings only if a company deletion causes the number of stocks in the index to fall below 22. The newly added stock will be added to the index at the weight of the deleted stock. If the stock was deleted at $0.00, the newly added stock will be added at the deleted stock’s previous day’s closing value (or the most immediate prior business day that the deleted stock was not valued at $0.00) and an adjustment to the divisor will be made (only in the case of stocks removed at $0.00). At the next rebalancing, the index will be rebalanced based on the eligibility requirements and equal-weight methodology discussed above. In the case of GICS® changes, where a stock does not belong to a qualifying sub-industry after the classification change, it is removed from the index on the next rebalancing date. In the case of a spin-off, the spin-off company will be added to the index at a zero price after the close of the trading on the day before the ex-date. In general and subject to certain exceptions, both the parent company and spin-off companies will remain in the index until the next index rebalancing.

In the case of mergers involving two index constituents, the merged entity will remain in the index provided that it meets all general eligibility requirements. The merged entity will be added to the index at the weight of the stock deemed to be the surviving stock in the transaction. The surviving stock will not experience a weight change and its subsequent weight will not be equal to that of the pre-merger weight of the merged entities.

Adjustments are made to the index in the event of certain corporate actions relating to the stocks included in the index, such as spin-offs, rights offerings, stock splits and special dividends, as specified below.

The table below summarizes the types of index maintenance adjustments:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Spin-Off	In general and subject to certain
	exceptions, both the parent stock and spin-off stocks will remain in the index until the next index rebalancing, regardless of whether they conform to the theme of the index.	No

Rights Offering	Price is adjusted to equal (i) price of parent company minus (ii) price of rights subscription divided by the rights ratio. Index shares change so that the company’s weight remains the same as its weight before the rights offering.	No

Stock split (e.g., 2-for-1), stock dividend or reverse stock split	Index shares multiplied by split factor (i.e., 2); stock price divided by split factor (i.e., 2)	No

Share issuance or share repurchase	None	No

Special dividends	Price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes

Index Committee

The Americas Thematic and Strategy Index Committee (the “index committee”) maintains the index and consists of full-time professional members of S&P staff. At regular meetings, the index committee reviews pending corporate actions that may affect index constituents, statistics comparing the composition of the indices to the market, companies that are being considered as candidates for additions to the index and any significant market events. The index committee may also revise index policy, such as the rules for selecting constituents, the treatment of dividends, share counts or other matters.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, S&P is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. S&P’s decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, S&P also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, S&P will take the following actions:

Market Disruption Prior to Open of Trading:

(i)             If all exchanges indicate that trading will not open for a given day, S&P will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii)          If exchanges indicate that trading, although delayed, will open for a given day, S&P will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i)             If exchanges indicate that trading will not resume for a given day, the index level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday index values will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement

S&P® is a registered trademark of Standard & Poor’s Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). These trademarks have been licensed for use by the Index Sponsor. “Standard & Poor’s®,” “S&P 500®” and “S&P®” are trademarks of Standard & Poor’s Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The Reference Asset is a product of the Index Sponsor and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor, Standard & Poor’s Financial Services LLC or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the Reference Asset is the licensing of the Reference Asset and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The Reference Asset is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the Reference Asset. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the Reference Asset will accurately track Reference Asset performance or provide positive investment returns. S&P and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the Reference Asset. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE REFERENCE ASSET OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE REFERENCE ASSET OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information

The graph below shows the daily historical Closing Levels of the Reference Asset from November 7, 2008 through November 7, 2018. The dotted line represents the Threshold Level of 824.2365, which is equal to 85.00% of the Closing Level of the Reference Asset on November 7, 2018. We obtained the information regarding the historical performance of the Reference Asset in the graph below from Bloomberg.

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses how the Notes should be treated for U.S. federal income tax purposes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the product prospectus supplement and discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), final, temporary and proposed U.S. Treasury Department (the “Treasury”) regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the “IRS”) has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to characterize your Notes as pre-paid derivative contracts with respect to the Reference Asset. If your Notes are so treated, you should generally recognize gain or loss upon the taxable disposition of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above , as described further under “Supplemental Discussion of U.S. Federal Income Tax Consequences — Alternative Treatments” of the product prospectus supplement.

Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under “Supplemental Discussion of U.S. Federal Income Tax Consequences” of the product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether a holder of an instrument such as the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether non-U.S. holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the Notes.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. You should consult your tax advisor as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the Notes and are, for U.S. federal income tax purposes:

•	a non-resident alien individual;
•	a non-U.S. corporation; or
•	an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the Notes.

If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, as discussed below, you should generally not be subject to U.S. withholding tax with respect to payments on your Notes or to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes if you comply with certain certification and identification requirements as to your non-U.S. status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code and Section 897 of the Code, as discussed below, gain from the taxable disposition of the Notes generally should not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.

Section 897. We will not attempt to ascertain whether any Reference Asset Constituent Issuer would be treated as a “United States real property holding corporation” (a “USRPHC”) within the meaning of Section 897 of the Code. We also have not attempted to determine whether the Notes should be treated as “United States real property interests” (“USRPI”) as defined in Section 897 of the Code. If any such entity or the Notes were so treated, certain adverse U.S. federal income tax consequences could possibly apply, including subjecting any gain to a non-U.S. holder in respect of a Note upon a taxable disposition of the Note to U.S. federal income tax on a net basis, and the proceeds from such a taxable disposition to a 15% withholding tax. You should consult your tax advisor regarding the potential treatment of any such entity as a USRPHC and the Notes as USRPI.

Section 871(m). A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends. Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018. However, the IRS has issued guidance that states that the Treasury and the IRS intend to amend the effective dates of the Treasury regulations to provide that withholding on dividend equivalents paid or deemed paid will not apply to specified equity-linked instruments that are not delta one specified equity-linked instruments and are issued before January 1, 2021.

Based on our determination that the Notes are not “delta-one” with respect to the Reference Asset or any U.S. Reference Asset Constituent, our counsel is of the opinion that the Notes should not be delta one specified equity-linked instruments and thus should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the Notes. If withholding is required, we will not make payments of any additional amounts.

Nevertheless, after issuance, it is possible that your Notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Reference Asset, any Reference Asset Constituent or your Notes, and following such occurrence your Notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the Notes under these rules if you enter, or have entered, into certain other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes. If you enter, or have entered, into other transactions in respect of the Reference Asset, any Reference Asset Constituent or the Notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your Notes in the context of your other transactions.

Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the Notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the Notes.

Foreign Account Tax Compliance Act. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical income, and the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments” made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign passthru payment” are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their Notes through a non-U.S. entity) under the FATCA rules

As discussed above, alternative characterizations of the Notes for U.S. federal income tax purposes are possible. Should an alternative characterization of the Notes cause payments with respect to the Notes to become subject to withholding tax, we (or the applicable withholding agent) will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there will be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

Both U.S. and non-U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the Notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of TD).

Supplemental Discussion of Canadian Tax Consequences

The following section supersedes and replaces in its entirety the section of the Offering Circular Supplement under “Supplemental Discussion of Canadian Tax Consequences”.

In the opinion of Osler, Hoskin & Harcourt LLP, special Canadian tax counsel to TD, the following is, as of the date hereof, a summary of certain Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Canadian Tax Act”) and Income Tax Regulations issued thereunder (the “Canadian Tax Regulations”) generally applicable to a holder who acquires beneficial ownership of a Note pursuant to this pricing supplement, and who, for purposes of the Canadian Tax Act and any applicable income tax convention, at all relevant times, is not resident and is not deemed to be resident in Canada, and who, for purposes of the Canadian Tax Act, at all relevant times, (i) deals at arm’s length with the Issuer and any Canadian resident (or deemed Canadian resident) to whom the holder disposes of the Note, (ii) is entitled to receive all payments (including any interest and principal) made on the Note as beneficial owner, (iii) is not, and deals at arm’s length with each person who is, a “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act, (iv) holds the Note as capital property, (v) does not use or hold and is not deemed to use or hold the Note in or in the course of carrying on a business in Canada and (vi) is not an insurer carrying on an insurance business in Canada and elsewhere (a “Non-resident Holder”).

This summary is based upon the current provisions of the Canadian Tax Act and the Canadian Tax Regulations in force as of the date hereof, all specific proposals to amend the Canadian Tax Act and the Canadian Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. This summary is not exhaustive of all possible Canadian federal income tax considerations relevant to an investment in Notes and, except for the Tax Proposals, does not take into account or anticipate any changes in law or CRA administrative policies or assessing practices, whether by way of legislative, governmental or judicial decision or action, nor does it take into account or consider any other federal tax considerations or any provincial, territorial or foreign tax considerations, which may differ materially from those discussed herein. While this summary assumes that the Tax Proposals will be enacted in the form proposed, no assurance can be given that this will be the case, and no assurance can be given that judicial, legislative or administrative changes will not modify or change the statements below.

The following is only a general summary of certain Canadian non-resident withholding and other tax provisions which may affect a Non-resident Holder of the Notes described in this Pricing Supplement. This summary is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular Non-resident Holder and no representation with respect to the income tax consequences to any particular Non-resident Holder is made. Persons considering investing in Notes should consult their own tax advisors with respect to the tax consequences of acquiring, holding and disposing of Notes having regard to their own particular circumstances.

Based in part on the published administrative position of the CRA, any amount in excess of the Principal Amount of a Note paid or credited or deemed for purposes of the Canadian Tax Act to be paid or credited to a Non-resident Holder on the Note should not be subject to Canadian non-resident withholding tax. Should payments with respect to the Notes become subject to such withholding tax, TD will withhold tax at the applicable statutory rate and will not make payments of any additional amounts.

Generally, there are no other Canadian taxes on income (including taxable capital gains) payable by a Non-resident Holder under the Canadian Tax Act solely as a consequence of the acquisition, ownership or disposition of a Note.

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less any underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or has offered the Notes directly to investors. The public offering price for Notes purchased by certain fee-based advisory accounts is $989.10 (98.91%) per Note, which reflects a foregone underwriting discount with respect to such notes (i.e., the underwriting discount specified on the cover of this pricing supplement with respect to such notes is 0.00%). TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Delivery of the Notes will be made against payment for the Notes on November 15, 2018 which is the fifth (5th) Business Day following the Pricing Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two Business Days prior to the Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of Financial Industry Regulatory Authority, Inc. (“FINRA”) Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of FINRA Rule 5121. TDS is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS or any of our affiliates may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS or any of our affiliates may use this pricing supplement in a market-making transaction in a Note after its initial sale. If a purchaser buys the Notes from us, TDS or any of our affiliates, this pricing supplement is being used in a market-making transaction unless we, TDS or any of our affiliates informs such purchaser otherwise in the confirmation of sale.

Prohibition of Sales to EEA Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Events of Default

The indenture provides holders of Notes with remedies if we fail to perform specific obligations, such as making payments on the Notes, or if we become bankrupt. Holders should review the applicable provisions and understand which of our actions would trigger an event of default and which actions would not.

Under the indenture, “event of default” means any of the following:

•	we default in the payment of the principal of or interest on, as applicable, any note of that series and, in each case, the default continues for a period of 30 Business Days; or
•	we become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such act, or substituted act, may be amended from time to time, (ii) we go into liquidation, either voluntary or under an order of a court of competent jurisdiction or (iii) we pass a resolution for our winding-up, liquidation or dissolution (with certain exceptions).

The indenture permits the issuance of notes in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis. For purposes of this section, with respect to notes issued on or after September 23, 2018, “series” refers to notes having identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

The indenture provides that:

•	if an event of default due to the default in payment of principal of or, if applicable, any premium or interest on, any series of senior notes issued under the indenture, or due to any event of default referred to in the last bullet above applicable to the senior notes of that series but not applicable to all outstanding senior notes issued under the indenture, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior notes of each affected series, voting as a single class, by notice in writing to TD, may declare the principal of (or such other amount as may be specified) all senior notes of each affected series and, if applicable, interest accrued thereon to be due and payable immediately; and
•	if an event of default due to specified events of bankruptcy, insolvency, winding up or liquidation of TD, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding senior notes issued under the senior debt indenture, treated as one class, by notice in writing to TD may declare the principal of (or such other amount as may be specified) all those senior notes and, if applicable, interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults.

In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding senior notes affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the senior notes.

Differences in Events of Default

Notes issued by us prior to September 23, 2018, such as the Series A notes and the Series B notes, contain events of default that are different from those set forth above. In particular, the events of default applicable to the Series A notes and the Series B notes do not provide for a 30-business-day cure period with respect to any failure by us to pay the principal of or, if applicable, interest on those senior notes. Accordingly, if we fail to pay the principal of any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 7-day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay the principal of the notes. In addition, if we fail to pay, if applicable, interest on any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 30-calendar day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay, if applicable, the interest on the notes.

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors’ rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.